EXHIBIT 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

Year ended December 31,	2012	2011	2010	2009	2008
	(Dollars in thousands, except ratios)

Earnings/(losses) before income taxes and earnings from unconsolidated companies, net of tax	9,246	(3,110)	(12,355)	(1,236)	(8,119)
Distributed interest from unconsolidated companies	—	—	—	—	6,240
Add back dividends received	2,524	2,428	1,759	3,790	3,840
Impairments on equity method investment	—	—	—	—	22,992
Total earnings/(losses) before income taxes	11,770	(682)	(10,596)	2,554	24,953

Fixed charges:
Interest	29,737	36,571	32,611	33,478	52,008
Amortization of finance costs	5,318	7,167	4,884	3,596	2,883
Interest on uncertain tax positions	26	(479)	408	79	(895)
Interest on guaranteed indebtedness	—	—	—	—	—
Total interest	35,081	43,259	37,903	37,153	53,996
Interest factor of rent expense	3,513	3,296	3,153	2,942	2,935
Total fixed charges	38,594	46,555	41,056	40,095	56,931
Capitalized interest	(4,193)	(863)	(2,201)	(949)	(4,599)
Fixed charges (excluding capitalized interest)	34,401	45,692	38,855	39,146	52,332
Earnings before fixed charges (excluding capitalized interest) and income taxes	46,171	45,010	28,259	41,700	77,285
Ratio of earnings to fixed charges	1.2	1.0	0.7	1.0	1.4
Deficiency in earnings to cover fixed charges	—	682	10,596	—	—